1. Name and Address of Reporting Person
   Calise, Ronald J.
   C/O Dominion Resources, Inc.
   120 Tredegar Street
   Richmond, VA 23219
2. Issuer Name and Ticker or Trading Symbol
   DOMINION RESOURCES, INC. (D)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   2001
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   |             +-----------+------+----------+   Year         |   Indirect|   Owner-   |
|                                 |   Year)  |             |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------------+-----------+------+----------+----------------+-----------+------------+
Common Stock                                                                              1000             D
Common Stock                       10/01/2001 A             168         A      $0.0000    169              I           By Company
                                                                                                                       Trust for
                                                                                                                       Director

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Year    |(I)    |ship   |
+-------------+--------+----------+---------+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Option   $58.34   10/01/2001 A         4000        01/01/2003 01/01/2008 Common  4000     $0.0000    4000     D
                                                                               Stock
Stock Option   $58.34   10/01/2001 A         4000        01/01/2004 01/01/2009 Common  4000     $0.0000    4000     D
                                                                               Stock
Stock Option   $58.34   10/01/2001 A         4000        01/01/2005 01/01/2010 Common  4000     $0.0000    4000     D
                                                                               Stock
Stock          $0       12/20/2001 A         222                               Common  222      $0.0000    222      D
Equivalents             <F1>                                                   Stock
Stock Units    $0       10/01/2001 A         5580                              Common  5580     $0.0000             D
                        <F2>                                                   Stock
Stock Units    $0       12/31/2001 A         62                                Common  62       $0.0000    5642     D
                                             <F3>                              Stock

Explanation of Responses:

<F1>
Acquired during 2001 pursuant to the Dominion Resources, Inc. Directors' Deferred Cash Compensation Plan, in transactions exempt pursuant to Rule 16b-3.
<F2>
Stock Units awarded to Mr. Calise under the Dominion Resources, Inc. Stock Accumulation Plan for Outside Directors, in a transaction exempt under Rule 16b-3. Stock Units awarded under this Plan are subject to the Plan's vesting provisions and will be paid after Mr. Calise completes his service as a Director.
<F3>
Additional Stock Units credited to the Director's Dividend Account during 2001 under the Stock Accumulation Plan, in transactions exempt under Rule 16b-3.

SIGNATURE OF REPORTING PERSON
/s/ Ronald J. Calise

DATE
02/11/2002